

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

<u>Via Email</u>
Marichelle Stoppenhagen
President
MySkin, Inc.
410 32nd Street, Suite 203
Newport Beach, CA 92663

> **Re: MySkin, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed August 14, 2012**
> **File No. 000-54582**

Dear Ms. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10, filed on August 14, 2014</u>

<u>General</u>

1.   Please be advised that a Form 10-12G registration statement automatically becomes effective sixty (60) days following filing or earlier if acceleration is requested and granted. Therefore, your Form 10-12G filed on January 17, 2012 automatically became effective and you became subject to SEC reporting requirements prior to your first quarter ended March 31, 2012. Please file Forms 10-Q as of and for the fiscal quarters ended March 31, 2012 and June 30, 2012.

Business, page 3

2.   We partially reissue comment 1 from our March 12, 2012 letter. Please revise your
        business and other disclosures to consistently describe your current activities and more
        transparently distinguish those from your proposed future activities. For example, we
        note your existing disclosure states you offer "management services to medspas"
        however your disclosure suggests that you only have a relationship with one medspa.

3.   We note your existing disclosure addressing restrictions upon the corporate practice of
        medicine and how you re-evaluated your legal structure. Your current structure entitles
        you to a monthly service fee equal to 40% of the professional corporation's revenue.
        Please revise your disclosure to clarify who sets the fees paid by customers and whether
        your entitlement to fees is based on actual receipts or billings. Also, please clarify the
        specific statutory provisions relied upon in structuring your fee sharing arrangement.

4.   We are unable to locate your response to prior comment four from our letter dated March
        12, 2012. Please clarify in greater detail the reimbursement of management expenses and
        how they are calculated.

5.   We reissue comment five from our March 12, 2012 letter. Please revise to reflect your
        response to prior comment seven of our letter dated February 9, 2012, where you stated
        that you "cannot dictate the amount of time Dr. Agner provides services as that would interfere
        with the doctor's professional judgment." In addition, please disclose the amount and
        percent of time that Dr. Agner has devoted to providing services at the company's
        location and indicate whether that is likely to continue or change in the future. Finally,
        since a significant portion of your revenues depends upon the services of Dr. Agner,
        please revise to provide a detailed discussion of the business experience of Dr. Agner.

6.   We reissue comment eight from our March 12, 2012 in part. Please provide the basis for
        your belief that providing equipment, billing, advertising and record keeping do not
        constitute the practice of medicine. Please clarify who selects and/or approves the
        purchase of equipment, granting of credit, and other material terms governing your
        relationship with MTA. In addition, given your lack of employees, please clarify who
        performs the various services you provide to MTA and how and by whom they are
        compensated. In addition, we are unable to locate revised disclosure that clarifies the
        terms of the MTA and explains the ways in which it is consistent with state law and
        regulation. Please explain why this arrangement does not constitute "control" over the
        physician's practice of medicine in contravention of applicable state law and/or policy.
        See http://www.mbc.ca.gov/licensee/medical_spas-business.pdf.

Risk Factors, page 13

7. Please revise your risk factor heading "A significant majority of our revenues …" to provide the actual percentage of your revenues associated with MTA for the periods covered by your financial statements.

Management's Discussion and Analysis or Plan of Operation, page 17

8. We note your response to comment nine of our letter dated March 12, 2012 and your current MD&A disclosure on page 17. We believe that the current disclosure about your dependence on MTA is very general and does not identify, quantify and analyze any currently known trends, demands, commitments, events and uncertainties specifically related to MTA that are reasonably likely to have a material favorable or unfavorable effect on MySkin. Please further revise to provide this information or, alternatively, indicate that there are not any known trends, demands, commitments, events or uncertainties related to MTA that are reasonably likely to have a material favorable or unfavorable effect on MySkin.

Executive Compensation, page 23

9. We note your response to prior comment 12 and the revised disclosure provided. Please note that compensation "earned by" a named executive officer should be presented in the Summary Compensation table even if such amount was subsequently forfeited. Where necessary, a footnote may be included to explain the forfeiture. Please revise. Also, clarify whether any forfeitures occurred in 2010. If not, please clarify the compensation paid as compared to the disclosure in the narrative following the table.

Certain Relationships and Related Transactions, and Director Independence, page 24

10. We partially reissue prior comment 13 from our March 12, 2012 letter. Please revise your introductory paragraph to track the disclosure requirements associated with Item 404(d) of Regulation S-K which requires disclosures based on one percent of your average total assets as of the end of your two most recently completed fiscal years. Also, please reconcile your disclosure against your financial statements and footnotes which suggest additional related party receivables and notes payable.

11. On page 24 you indicate that MTA was paid $21,407 for 2011. Please clarify who paid MTA these amounts.

Financial Statements and Supplementary Data, page 30

December 31, 2011 Financial Statements, page 30

Notes to Financial Statements, page 36

Note 1. Summary of Significant Accounting Policies, page 36

Consolidation Policy, page 37

12.   In your response to prior comments 17 and 18, you state that you do not make any
        material decisions for MTA, however, in your response to prior comment 20, you state
        that you act as a principal in the revenue transactions (including medical services) in that
        you set the pricing of the services and bear the risk of collection. With regards to
        determining that MTA is not a VIE, please tell us the following:

        •   Confirm to us that MTA is owned 49% by Marichelle Stoppenhagen and 51% by
            Maria Teresa Agner, MD;

        •   Based on the above ownership and equity at risk, tell us how you determined that the
            equity at risk is sufficient and MTA is able to finance its activities without additional
            financial support; and

        •   Regarding the controlling financial interest, you state in your response that the equity
            investors as a group do not have a controlling financial interest because they do not
            make decisions, are not obligated to absorb the investees expected losses and are not
            entitled to the expected residual returns. If the equity investors (i.e. Dr. Agner and
            Ms. Stoppenhagen) do not have a controlling financial interest, tell us who makes the
            decisions of MTA's business, who is obligated to absorb losses and who is entitled to
            expected returns.

        Based on your disclosure and your response, it appears that the company makes decisions
        regarding pricing and services as well as billing and collections. Therefore it would
        appear that MySkin, not having equity investment at risk, has the ability to participate in
        decision making with respect to the activities that significantly impact the economic
        performance of the entity and therefore would require MTA to be treated as a VIE.

13.   We note your response to prior comment 19 which concludes that MTA should not be
        consolidated based on your management agreement. Assuming you still believe MTA is
        not a VIE, please address the following:

        •   You state that the Company has some decision making authority over MTA in some
            of the categories but not in major decisions. Please clarify the specific decision
            making authority you have over MTA and how you determined that these are not

major decisions. In this regard, you state in your response that you set the pricing for services and you bear the risk of collection. Your current accounting recognizes revenue on a gross basis as a principal in the transaction and distributes to MTA their portion of the gross profit. We further note Ms. Stoppenhagen, Myskin's President provides medical services with Dr. Agner's supervision and on page 4 you state that Myskin pays all operating expenses, including physician compensation.

14.   We note your response to comment 17 and 18 not only states you do not believe MTA is a VIE, but you do not believe the Company would be the primary beneficiary. Regarding your conclusion that you would not be the primary beneficiary, please address the following:

- Tell us how you considered the VIE's purpose and design, including the risks that the VIE was designed to create a pass through to its variable interest holders;

- Tell us how your involvement in pricing, determining location of services, collection and Ms. Stoppenhagen performing medical services was considered in determining that the company is not a variable interest holder with power. Power appears to be exercised through the management agreement; and

- Please tell us in detail how decisions about the significant activities of MTA are made and identify the parties that make the decisions about the significant decisions.

Revenue Recognition, page 37

15.   We note in your revised disclosure that you report revenue as gross because the Company is the primary obligor, sets the sales price and bears the risk of collection from the customers; and that your reported revenues represent the total sales of services performed and the total products sold at the facility of products sold. Please advise us of the following:

- Confirm to us that MySkin is the primary obligor, sets the sales price and bears the risk of collection from the customers and, if so, also tell us how these factors were considered in your analysis and conclusion that the MySkin does not have a controlling financial interest in the VIE. Refer to ASC 810-10-25-38A and

- Further explain to us the basis for your conclusion to report total services and product revenues as revenue of MySkin. In this regard, it appears to us that MySkin's revenues would only include the monthly service fee equal to forty percent of MTA's gross collected revenue for medical services, revenues for non-medical services or products provided and MTA's reimbursement of MySkin's management expenses pursuant to the terms of the Facilities and Management Services Agreement with MTA (page 4 and 24).

16.   You state that your revenue line item of $75,856 includes $61,776 for medical services and $14,080 for products sold. We further note your disclosure on page 24 that your management fee for 2011 was $14,272 which equates to your gross profit. It is unclear how your gross profit of $14,272 accounts for any sales and profit associated with non-medical services, products sold or reimbursements of management expenses. Based on the above and your revised revenue recognition disclosure in response to comment 21 of our letter dated March 12, 2012, please revise to quantify the individual components (e.g. reimbursement of expenses, management fees, service revenues, product revenues, other revenues, etc.) that comprise your total revenue of $75,856 and $62,337 in fiscal 2011 and 2010, respectively. To the extent that MTA's reimbursement of expenses of $30,000 and $14,190 in fiscal 2011 and 2010, respectively, are not included in total revenue, please tell us where these amount are recorded on your statements of operations and how your classification is appropriate.

Cost of Goods Sales

17.   We note in your revised revenue recognition disclosure that your cost of goods sold equals MTA's portion of the gross profit and the cost of the products. We further note in your MD&A disclosure on page 18 that cost of sales consisted of costs for aesthetic services performed, the materials used in those services and products sold. Please reconcile your footnote disclosure to your MD&A costs of sales discussion, or revise as necessary.

June 30, 2012 Financial Statements, page 42

Notes to Financial Statements, page 46

Note 4. Related Parties, page 49

18.   We note your disclosure that the Company owed $13,529 to MTA as of June 30, 2012, although the table in Note 4 states that $4,529 was due to MTA as of June 30, 2012. Please revise these inconsistent disclosures as necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director